Exhibit 99.1

ENTRÉE GOLD INC.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Expressed in United States dollars)

June 30, 2015

ENTRÉE GOLD INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited - Expressed in United States dollars)

	June 30,	December 31,
	2015	2014

ASSETS

Current
Cash and cash equivalents (Note 4)	$27,375,691	$33,517,096
Receivables	119,090	133,729
Prepaid expenses	368,747	856,358

Total current assets	27,863,528	34,507,183

Equipment (Note 6)	145,367	177,566
Mineral property interests (Note 7)	41,310,811	44,419,538
Reclamation deposits	478,627	474,959
Other assets	97,846	111,252

Total assets	$69,896,179	$79,690,498

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$516,943	$1,903,472

Loans payable to Oyu Tolgoi LLC (Note 8)	6,484,864	6,355,408
Deferred revenue (Note 9)	32,092,353	34,507,372
Deferred income tax liabilities	3,171,947	3,407,124

Total liabilities	42,266,107	46,173,376

Stockholders' equity
Common stock, no par value, unlimited number authorized, (Note 10)	177,145,971	177,138,693
147,014,385 (December 31, 2014 - 146,984,385) issued and outstanding
Additional paid-in capital	20,344,396	20,346,551
Accumulated other comprehensive loss (Note 14)	(5,132,596)	(2,850,122)
Accumulated deficit	(164,727,699)	(161,118,000)

Total stockholders' equity	27,630,072	33,517,122

Total liabilities and stockholders' equity	$69,896,179	$79,690,498

 Nature and continuance of operations (Note 1)
 Commitments and Contingencies (Note 16)
 Subsequent events (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited - Expressed in United States dollars)

	Three Months Ended June 30, 2015	Three Months Ended June 30, 2014	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014

EXPENSES
Exploration (Note 7)	$1,329,058	$757,325	$3,226,667	$2,321,471
General and administration	801,585	980,107	1,740,325	2,124,197
Consultancy and advisory fees	-	234,070	125,000	519,742
Depreciation	11,037	17,160	22,763	34,835
Gain on sale of mineral property interests	-	(28,096)	-	(28,096)
Foreign exchange loss (gain)	368,843	882,044	(1,380,106)	(189,413)
Loss from operations	(2,510,523)	(2,842,610)	(3,734,649)	(4,782,736)
Interest income	25,054	97,064	72,081	180,290
Interest expense (Note 5)	(65,006)	(65,524)	(129,295)	(130,385)
Loss from equity investee (Note 5)	(26,824)	(28,772)	(52,970)	(49,564)
Loss before income taxes	(2,577,299)	(2,839,842)	(3,844,833)	(4,782,395)
Current income tax recovery (expense)	(43)	246,609	(43)	133,379
Deferred income tax recovery (expense)	(471,679)	(332,558)	235,177	443,240
Net loss	$(3,049,021)	$(2,925,791)	$(3,609,699)	$(4,205,776)

Comprehensive loss:
Net loss	$(3,049,021)	$(2,925,791)	$(3,609,699)	$(4,205,776)
Foreign currency translation adjustment (Note 14)	552,868	1,439,608	(2,282,474)	(256,680)
Comprehensive loss:	$(2,496,153)	$(1,486,183)	$(5,892,173)	$(4,462,456)

Basic and diluted net loss per share	$(0.02)	$(0.02)	$(0.02)	$(0.03)
Weighted average number of common shares outstanding	147,009,989	146,827,792	146,997,258	146,781,346

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Unaudited - Expressed in United States dollars)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
Balance, June 30, 2014	146,984,385	$177,138,693	$20,095,161	$208,935	$(156,654,588)	$40,788,201
Foreign currency translation adjustment	-	-	-	(1,879,527)	-	(1,879,527)
Net loss	-	-	-	-	(1,399,598)	(1,399,598)
Balance, September 30, 2014	146,984,385	$177,138,693	$20,095,161	$(1,670,592)	$(158,054,186)	$37,509,076
Stock-based compensation	-	-	251,390	-	-	251,390
Foreign currency translation adjustment	-	-	-	(1,179,530)	-	(1,179,530)
Net loss	-	-	-	-	(3,063,814)	(3,063,814)
Balance, December 31, 2014	146,984,385	$177,138,693	$20,346,551	$(2,850,122)	$(161,118,000)	$33,517,122
Foreign currency translation adjustment	-	-	-	(2,835,342)	-	(2,835,342)
Net loss	-	-	-	-	(560,678)	(560,678)
Balance, March 31, 2015	146,984,385	$177,138,693	$20,346,551	$(5,685,464)	$(161,678,678)	$30,121,102
Shares issued:
Exercise of stock options	30,000	7,278	(2,155)	-	-	5,123
Foreign currency translation adjustment	-	-	-	552,868	-	552,868
Net loss	-	-	-	-	(3,049,021)	(3,049,021)
Balance, June 30, 2015	147,014,385	$177,145,971	$20,344,396	$(5,132,596)	$(164,727,699)	$27,630,072

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in United States dollars)

	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,609,699)	$(4,205,776)
Items not affecting cash:
Depreciation	22,763	34,835
Loss from equity investee	52,970	49,564
Interest expense	129,295	130,385
Deferred income tax recovery	(235,177)	(443,240)
Gain on sale of mineral property interests	-	(28,096)
Unrealized foreign exchange gain	(1,423,735)	(191,352)
Changes in assets and liabilities:
Receivables	5,302	107,564
Prepaid expenses	429,484	332,866
Other assets	(47,452)	13,982
Accounts payable and accrued liabilities	(1,258,602)	(440,230)
Net cash used in operating activities	(5,934,851)	(4,639,498)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock	5,123	-
Net cash provided by financing activities	5,123	-

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests	-	(100,000)
Reclamation deposits	(3,628)	52,152
Acquisition of equipment	(2,997)	(6,292)
Proceeds from sale of mineral property interests	-	28,096
Net cash used in investing activities	(6,625)	(26,044)

Effect of foreign currency translation on cash and cash equivalents	(205,052)	(23,775)

Change in cash and cash equivalents during the period	(6,141,405)	(4,689,317)
Cash and cash equivalents, beginning of period	33,517,096	46,701,216

Cash and cash equivalents, end of period	$27,375,691	$42,011,899

Cash paid for interest during the period	$-	$-

Cash paid for income taxes during the period	$-	$-

Supplemental disclosure with respect to cash flows (Note 15)
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(Unaudited - Expressed in United States dollars)

1.           NATURE AND CONTINUANCE OF OPERATIONS

Entrée Gold Inc. was incorporated under the laws of the Province of British Columbia on July 19, 1995 and continued under the laws of the Yukon Territory on January 22, 2003. On May 27, 2005, Entrée Gold Inc. changed its governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the Business Corporations Act (British Columbia). The principal business activity of Entrée Gold Inc., together with its subsidiaries (collectively referred to as the “Company”), is the exploration of mineral property interests. To date, the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.

All amounts are expressed in United States dollars, except for certain amounts denoted in Canadian dollars ("C$").

These consolidated financial statements have been prepared on the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company currently earns no operating revenues. Continued operations of the Company are dependent upon the Company’s ability to secure additional equity capital or receive other financial support, and in the longer term to generate profits from business operations. Management believes that the Company has sufficient working capital to maintain its operations for the next 12 months.

2.           BASIS OF PRESENTATION

The interim period financial statements have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements, and in the opinion of management these financial statements contain all adjustments necessary (consisting of normally recurring adjustments) to present fairly the financial information contained therein. Certain information and footnote disclosure normally included in the financial statements prepared in conformity with generally accepted accounting principles in the United States of America have been condensed or omitted. These interim period statements should be read together with the most recent audited financial statements and the accompanying notes for the year ended December 31, 2014. The results of operations for the six months ended June 30, 2015 are not necessarily indicative of the results to be expected for the year ending December 31, 2015.

3.           SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements follow the same significant accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2014.

4.           CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash at bank and in hand of $27,375,691 as at June 30, 2015 (December 31, 2014 - $33,517,096).

5.           LONG-TERM INVESTMENTS

Equity Method Investment

The Company accounts for its interest in a joint venture with Oyu Tolgoi LLC (“OTLLC”), a company owned 66% by Turquoise Hill Resources Ltd. (“Turquoise Hill”) and 34% by the Government of Mongolia (Note 7), as a 20% equity investment. The Company’s share of the loss of the joint venture is $52,970 for the six months ended June 30, 2015 (June 30, 2014 - $49,564) plus accrued interest expense of $129,295 for the six months ended June 30, 2015 (June 30, 2014 - $130,385).

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(Unaudited - Expressed in United States dollars)

6.           EQUIPMENT

		June 30, 2015			December 31, 2014
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value

Office equipment	$75,623	$58,459	$17,164	$81,314	$60,877	$20,437
Computer equipment	341,380	281,423	59,957	363,823	290,361	73,462
Field equipment	201,847	140,601	61,246	217,036	141,797	75,239
Buildings	45,350	38,350	7,000	48,762	40,334	8,428
	$664,200	$518,833	$145,367	$710,935	$533,369	$177,566

7.           MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests. The Company has investigated title to its mineral property interests and, except as otherwise disclosed below, to the best of its knowledge, title to the mineral property interests is in good standing.

Material Properties

The Company’s two principal assets are the Ann Mason project (the “Ann Mason Project”) in Nevada and its interest in the Lookout Hill property in Mongolia.

Ann Mason, Nevada, United States

The Ann Mason Project is defined by a series of both unpatented lode claims on public land administered by the Bureau of Land Management, and title to patented lode claims. The project area includes the Ann Mason and the Blue Hill deposits, several early-stage copper porphyry targets including the Blackjack IP, Blackjack Oxide, Roulette and Minnesota targets, and the Minnesota, Shamrock and Ann South copper skarn targets.

Certain of the unpatented lode claims are leased to the Company pursuant to a mining lease and option to purchase agreement ("MLOPA") with two individuals. Under the MLOPA, the Company has the option to purchase the claims for $500,000, which, if exercised, will be subject to a 3% net smelter returns ("NSR") royalty (which may be bought down to a 1% NSR royalty for $2 million). The MLOPA also provides for annual advance minimum royalty payments of $27,500 which commenced in 2011 and will continue until the commencement of sustained commercial production. The advance payments will be credited against future royalty payments or the buy down of the royalty.

In September 2009, the Company entered into an agreement whereby the Company may acquire an 80% interest in certain unpatented lode claims formerly known as the Roulette property. In order to acquire its interest, the Company must: (a) incur expenditures of $1,000,000, make cash payments of $140,000 and issue 85,000 common shares of the Company within three years (completed); (b) make aggregate advance royalty payments totalling $375,000 between the fifth and tenth anniversaries of the agreement ($50,000 of which has been paid); and (c) deliver a bankable feasibility study before the tenth anniversary of the agreement.

In February 2013, the Company entered into an agreement with Sandstorm Gold Ltd. ("Sandstorm") whereby the Company granted Sandstorm a 0.4% NSR royalty over certain of the unpatented lode claims, including the claims covering the Ann Mason and Blue Hill deposits, in return for an upfront payment of $5 million (the "Sandstorm NSR Payment") which was recorded as a recovery to acquisition costs. In addition, certain of the patented lode claims are subject to a 2% NSR royalty.

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(Unaudited - Expressed in United States dollars)

7.            MINERAL PROPERTY INTERESTS (cont'd...)

Material Properties (cont'd...)

Lookout Hill, Mongolia

The Lookout Hill property in the South Gobi region of Mongolia is comprised of two mining licences, Shivee Tolgoi and Javhlant, granted by the Mineral Resources Authority of Mongolia ("MRAM") in October 2009. Title to the two licences is held by the Company.

In October 2004, the Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the "Earn In Agreement") with Turquoise Hill. Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company, and was granted the right to earn an interest in what is now the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence (together the "Joint Venture Property"). Most of Turquoise Hill’s rights and obligations under the Earn-In Agreement were subsequently assigned by Turquoise Hill to what was then its wholly-owned subsidiary, OTLLC. The Government of Mongolia subsequently acquired a 34% interest in OTLLC from Turquoise Hill.

On June 30, 2008, OTLLC gave notice that it had completed its earn-in obligations by expending a total of $35 million on exploration of the Joint Venture Property. OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Joint Venture Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Joint Venture Property. In accordance with the Earn-In Agreement, the Company and OTLLC formed a joint venture (the "Entrée-OTLLC Joint Venture") on terms annexed to the Earn-In Agreement.

The portion of the Shivee Tolgoi mining licence outside of the Joint Venture Property ("Shivee West") is 100% owned by the Company, but is subject to a right of first refusal by OTLLC.

The conversion of the original Shivee Tolgoi and Javhlant exploration licences into mining licences was a condition precedent to the Investment Agreement (the "Investment Agreement") between Turquoise Hill, OTLLC, the Government of Mongolia and Rio Tinto International Holdings Limited. The licences are part of the contract area covered by the Investment Agreement, although the Company is not a party to the Investment Agreement. The Shivee Tolgoi and Javhlant mining licences were each issued for a 30 year term and have rights of renewal for two further 20 year terms.

On February 27, 2013, MRAM delivered notice (the "Notice") to the Company advising that the Company is temporarily restricted from transferring, selling or leasing the Shivee Tolgoi and Javhlant mining licences. The Company was subsequently advised that the temporary transfer restriction on the joint venture mining licences will be lifted.

As of June 30, 2015, the Entrée-OTLLC Joint Venture had expended approximately $26.9 million to advance the Joint Venture Property. Under the terms of the Entrée-OTLLC Joint Venture, OTLLC contributed on behalf of the Company its required participation amount charging interest at prime plus 2% (Note 8).

Other Properties

The Company also has interests in non-material properties in Australia, the United States and Peru.

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(Unaudited - Expressed in United States dollars)

7.           MINERAL PROPERTY INTERESTS (cont’d...)

Capitalized mineral property acquisition costs are summarized as follows:

	June 30, 2015	December 31, 2014

Ann Mason	$40,889,455	$43,966,474
Other	421,356	453,064

Total	$41,310,811	$44,419,538

Ann Mason capitalized mineral property acquisition costs are net of the $5 million Sandstorm NSR Payment.

Expensed exploration costs are summarized as follows:

	Three Months Ended June 30, 2015	Three Months Ended June 30, 2014	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014

US	$806,962	$599,677	$2,338,709	$1,132,705
Mongolia	457,393	2,584	805,783	948,894
Other	64,703	155,064	82,175	239,872

Total all locations	$1,329,058	$757,325	$3,226,667	$2,321,471

8.           LOANS PAYABLE

Under the terms of the Entrée-OTLLC Joint Venture (Note 7), OTLLC will contribute funds to approved joint venture programs and budgets on the Company’s behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loans will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée-OTLLC Joint Venture. In the absence of available cash flow, the loans will not be repayable. The loans are not expected to be repaid within one year.

9.           DEFERRED REVENUE

In February 2013, the Company entered into an equity participation and funding agreement with Sandstorm that provided an upfront deposit (the "Deposit") from Sandstorm of $40 million. The Company will use future payments that it receives from its mineral property interests to purchase and deliver metal credits to Sandstorm, in amounts that are indexed to the Company’s share of gold, silver and copper production from the Joint Venture Property as follows:

•	25.7% of the Company’s share of gold and silver, and 2.5% of the Company’s share of copper, produced from the portion of the Shivee Tolgoi mining licence included in the Joint Venture Property; and

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(Unaudited - Expressed in United States dollars)

9.   DEFERRED REVENUE (cont’d...)

•	33.8% of the Company’s share of gold and silver, and 2.5% of the Company’s share of copper, produced from the Javhlant mining licence.

The Company is not required to deliver actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits. The Company recorded the Deposit as deferred revenue and will recognize amounts in revenue as metal credits are delivered to Sandstorm. Although first development production is currently scheduled for 2020, underground development is currently halted.

10.           COMMON STOCK

Share issuances

During the six months ended June 30, 2015, the Company issued 30,000 common shares for cash proceeds of $5,123 on the exercise of stock options. The fair value recorded when the options were granted of $2,155 has been transferred from additional paid-in capital to common stock on the exercise of the options.

Stock options

The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants. Under the Plan, the Company may grant options to acquire up to 10% of the issued and outstanding shares of the Company. Options granted can have a term of up to ten years and an exercise price typically not less than the Company's closing stock price on the last trading day before the date of grant. Vesting is determined at the discretion of the Board of Directors.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options granted. For employees, the compensation expense is amortized on a straight-line basis over the requisite service period which approximates the vesting period. Compensation expense for stock options granted to non-employees is recognized over the contract services period or, if none exists, from the date of grant until the options vest. Compensation associated with unvested options granted to non-employees is re-measured on each balance sheet date using the Black-Scholes option pricing model.

The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The Company has not paid and does not anticipate paying dividends on its common stock; therefore, the expected dividend yield is assumed to be zero. Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of Nil in determining the expense recorded in the accompanying Statements of Operations and Comprehensive Loss.

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(Unaudited - Expressed in United States dollars)

10.           COMMON STOCK (cont’d...)

Stock options (cont’d...)

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price (C$)
Balance at December 31, 2013	14,400,500	1.22
Granted	2,815,000	0.21
Expired	(2,811,500)	1.99
Forfeited	(625,000)	1.43
Balance at December 31, 2014	13,779,000	0.85
Expired	(80,000)	0.46
Balance at March 31, 2015	13,699,000	0.85
Exercised	(30,000)	0.21
Balance at June 30, 2015	13,669,000	0.85

The number of stock options exercisable at June 30, 2015 was 13,669,000.

At June 30, 2015, the following stock options were outstanding:

Number of Options	Exercise Price (C$)	Aggregate Intrinsic Value (C$)	Expiry Date	Number of Options Exercisable	Aggregate Intrinsic Value (C$)

300,000	2.34	-	September 22, 2015	300,000	-
1,172,500	2.86	-	November 22, 2015	1,172,500	-
200,000	3.47	-	January 4, 2016	200,000	-
125,000	2.94	-	March 8, 2016	125,000	-
150,000	2.05	-	July 7, 2016	150,000	-
100,000	2.23	-	July 15, 2016	100,000	-
1,561,500	1.25	-	January 6, 2017	1,561,500	-
100,000	0.73	-	June 18, 2017	100,000	-
4,630,000	0.56	-	March 15, 2018	4,630,000	-
50,000	0.32	3,500	April 9, 2018	50,000	3,500
150,000	0.34	7,500	June 27, 2018	150,000	7,500
2,345,000	0.30	211,050	December 19, 2018	2,345,000	211,050
2,785,000	0.21	501,300	December 22, 2019	2,785,000	501,300
13,669,000		$723,350		13,669,000	$723,350

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(Unaudited - Expressed in United States dollars)

10.           COMMON STOCK (cont’d...)

Stock options (cont’d...)

The aggregate intrinsic value in the preceding table represents the total intrinsic value, based on the Company’s closing stock price of C$0.39 per share as of June 30, 2015, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options vested and exercisable as of June 30, 2015 was $723,350. The total intrinsic value of options exercised during the six months ended June 30, 2015 was $6,814 (June 30, 2014 - $Nil).

Subsequent to June 30, 2015, the Company granted 100,000 stock options with an exercise price of C$0.38.

Stock-based compensation

No stock options were granted during the six months ended June 30, 2015 and 2014.

11.           SEGMENT INFORMATION

The Company operates in one business segment being the exploration of mineral property interests.

Geographic information is as follows:

	June 30, 2015	December 31, 2014

Identifiable assets
USA	$42,221,447	$46,949,474
Canada	27,104,808	31,274,058
Mongolia	262,988	533,386
Australia	281,496	897,181
Other	25,440	36,399
	$69,896,179	$79,690,498

12.           FAIR VALUE ACCOUNTING

Fair value measurement is based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are:

Level 1 — Quoted prices that are available in active markets for identical assets or liabilities.

Level 2 — Quoted prices in active markets for similar assets that are observable.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At June 30, 2015, the Company had Level 1 financial instruments, consisting of cash and cash equivalents, with a fair value of $27,375,691.

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(Unaudited - Expressed in United States dollars)

13.           DISCLOSURES REGARDING FINANCIAL INSTRUMENTS

The Company's financial instruments generally consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities and loans payable. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar. In addition, as certain of the Company’s consolidated subsidiaries’ functional currency is the United States dollar, the Company is exposed to foreign currency translation risk. The Company does not use derivative instruments to reduce this currency risk.

14.           ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) (OCI(L))

	Three Months Ended June 30, 2015	Three Months Ended June 30, 2014	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014

Accumulated OCI(L), beginning of period:
Currency translation adjustment	$(5,685,464)	$(1,230,673)	$(2,850,122)	$465,615

OCI(L) for the period:
Currency translation adjustments	$552,868	$1,439,608	$(2,282,474)	$(256,680)

Accumulated OCI(L), end of period:
Currency translation adjustment	$(5,132,596)	$208,935	$(5,132,596)	$208,935

15.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

There were no significant non-cash transactions during the six months ended June 30, 2015. The significant non-cash transaction for the six months ended June 30, 2014 consisted of the issuance of 250,000 common shares in payment of mineral property acquisitions valued at $73,618 which have been capitalized as mineral property interests.

16.           COMMITMENTS AND CONTINGENCIES

The Company is committed to make lease payments for the rental of office space as follows:

2015	$130,767
2016	184,284
2017	75,973
$391,024

The Company incurred lease expense of $189,065 (June 30, 2014 – $199,282) for the six months ended June 30, 2015.

In the event of a partial expropriation of the Company’s economic interest, contractually or otherwise, in the Joint Venture Property, which is not reversed during the abeyance period provided for in the equity participation and funding agreement with Sandstorm, the Company will be required to return a pro rata portion of the Deposit (the amount of the repayment not to exceed the amount of the Unearned Balance) and the metal credits that the Company is required to deliver to Sandstorm will be reduced proportionately.

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(Unaudited - Expressed in United States dollars)

16.           COMMITMENTS AND CONTINGENCIES (cont’d...)

In the event of a full expropriation, the full amount of the Unearned Balance must be returned with interest.

17.           TRANSACTIONS WITH RELATED PARTIES

The Company did not enter into any transactions with related parties during the six months ended June 30, 2015.

18.           SUBSEQUENT EVENTS

Subsequent to June 30, 2015:

On July 20, 2015, the Company announced that it had entered into a binding letter of intent to acquire a 0.5% NSR royalty on Candente Copper Corp.’s 100% owned Cañariaco project in Peru for a purchase price of $500,000.

In addition, the Company granted 100,000 stock options with an exercise price of C$0.38.